PO Box 43131 Providence, RI 02940-3131

Filed by TIAA-CREF Funds

(Commission File No. 333-282593) pursuant to

Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule

14a-6 under the Securities Exchange Act of

1934, as amended

Subject Company:

Nuveen Investment Funds, Inc.

ACTION NEEDED

Re: Your investment in Nuveen Mid Cap Value 1 Fund

Dear Shareholder:

We have been trying to get in touch with you regarding a very important matter pertaining to your investment in the Nuveen Mid Cap Value 1 Fund. This matter relates to an important operating initiative, which requires your response.

It is very important that we speak to you regarding this matter. The call will only take a few moments of your time.

Please contact us toll-free at (866) 735-4586 between 9:00 a.m. and 11:00 p.m. EDT, Monday through Friday and 12:00 p.m. to 6:00 p.m. EDT on Saturday. Please respond as soon as possible. At the time of the call, please use the Reference Number listed above.

Thank you in advance for your participation.